





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69962

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2019 (MM/DD/YY) AND ENDING December 31, 2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CROWDVEST SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4005 N. A1A HIGHWAY SUITE #3
(No. and Street)

HUTCHINSON ISLAND	FLORIDA	34949
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
FRANK LARDINO 954-304-4708
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAVID LUNDGREN & CO. CPA's CHTD.
(Name – *if individual, state last, first, middle name*)

505 N. MUR-LEN ROAD	OLATHE	KANSAS	66062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





OATH OR AFFIRMATION

I, FRANK LARDINO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CROWDVEST SECURITIES, LLC, as of DECEMBER 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT

Title

Notary Public

Notary Public State of Florida
Marc Jean Richard
My Commission GG 248718
Expires 09/16/2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of FLORIDA
County of INDIAN RIVER
Subscribed and sworn to (or affirmed) before me on this 29TH day of FEBRUARY, 2020 by FRANK A. LARDINO JR. proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public

Notary Public State of Florida
Marc Jean Richard
My Commission GG 248718
Expires 09/16/2022

CROWDVEST SECURITIES, LLC

FINANCIAL STATEMENTS

AS OF AND FOR THE YEAR ENDED
DECEMBER 31, 2019

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
CATHERINE LUNDGREN MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Crowdvest Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Crowdvest Securities, LLC as of December 31, 2019, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Crowdvest Securities, LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Crowdvest Securities, LLC's management. Our responsibility is to express an opinion on Crowdvest Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Crowdvest Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedules I, II, and III have been subjected to audit procedures performed in conjunction with the audit of Crowdvest Securities, LLC's financial statements. The supplemental information is the responsibility of Crowdvest Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Crowdvest Securities LLC's auditor since 2018.

Olathe, Kansas
February 28, 2020

CROWDVEST SECURITIES, LLC
Statement of Financial Condition
December 31, 2019

ASSETS

Cash	$	8,006
Prepaid expenses and other assets		4,579
TOTAL ASSETS	**$**	**12,585**

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$	161
TOTAL LIABILITIES		**161**
TOTAL MEMBERS' EQUITY		**12,424**
TOTAL LIABILITIES AND MEMBERS' EQUITY	**$**	**12,585**

The accompanying notes are an integral part of these financial statements.

CROWDVEST SECURITIES, LLC
Statement of Operations
For The Year Ended December 31, 2019

REVENUES		
Commissions	$	-
Total revenues		-
EXPENSES		
Occupancy		5,700
Other operating expenses		(778)
Total expenses		4,922
NET LOSS	$	(4,922)

CROWDVEST SECURITIES, LLC
Statement of Members' Equity
For The Year Ended December 31, 2019

Balance, December 31, 2018	$	19,420
Contributions		3,000
Withdrawals		(5,074)
Net Loss		(4,922)
Balance, December 31, 2019	$	12,424

The accompanying notes are an integral part of these financial statements.

4

CROWDVEST SECURITIES, LLC
Statement of Cash Flows
For The Year Ended December 31, 2019

OPERATING ACTIVITIES		
Net (loss)	$	(4,922)
Changes in:		
Accounts Receivable		3,102
Prepaid expenses		(4,579)
Accounts payable and accrued expenses		(9,965)
Net cash (used in) operating activities		(16,364)
INVESTING ACTIVITIES		
Net cash (used in) investing activities		-
FINANCING ACTIVITIES		
Member Contributions		3,000
Member Withdrawals		(5,074)
Net cash (used in) financing activities		(2,074)
NET DECREASE IN CASH		(18,438)
CASH AT BEGINNING OF YEAR		26,444
CASH AT END OF YEAR	$	8,006

The accompanying notes are an integral part of these financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: Crowdvest Securities, LLC, ("the Company") is a registered broker dealer that began business in 2017. The Company is registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority and the securities commissions of appropriate states.

The Company's business includes private placement services. The Company operates from offices located Nashville, Tennessee.

The Company operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. The requirements of paragraph (k)(2)(i) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

A summary of the Company's significant accounting policies are as follows:

Accounting policies: The Company follows generally accepted accounting principles (GAAP), as established by the Financial Accounting Standards Board (the FASB) to ensure consistent reporting of financial condition, results of operations, and cash flows.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its demand deposits in a high credit quality financial institution. Balances at times may exceed federally insured limits.

Income Taxes: The Company has elected to be taxed as an S corporation whereby the income or losses of the Company flow through to its members and no income taxes are recorded in the accompanying financial statements.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with GAAP. Those estimates and assumptions affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could vary from the estimates that were assumed in preparing the financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition: On January 1, 2018, the Company adopted ASU 2014-09 *Revenue from Contracts with Customers* and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope.

Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over goods or service to a customer. Services within the scope of ASC 606 include,

    a. Private placement of securities

Refer to Revenue Recognition Note: *Revenue from Contracts with Customers* for further discussion on the Company's accounting policies for revenue sources within the scope of ASC 606.

***Revenue from Contracts with Customers*:**

Private Placement of Services:
These services include agreements to provide advisory services to customers for which they charge the customers fees. The Company provides advisory services/corporate finance activity including private placement and the pricing of securities to be issued.

The agreement contains nonrefundable retainer fees or success fees, which may be fixed or represent a percentage of value that the customer receives if and when the corporate finance activity is completed ("success fees"). In some cases, there is also an "announcement fee" that is calculated on the date that a transaction is announced based on the price included in the underlying sale agreement. The retainer fees, announcement fee, or other milestone fees reduce any success fee subsequently invoiced and received upon the completion of the corporate finance activity. The Company has evaluated its nonrefundable retainer payments, to ensure its fee relates to the transfer of a good or service, as a distinct performance obligation, in exchange for the retainer. If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, that would result in the broker-dealer accounting for all the services promised in a contract as a single performance obligation and the retainer revenue is classified as deferred revenue on the Statement of Financial Condition.

Date of Management's Review: Subsequent events were evaluated through February 28, 2020, the date which the financial statements were available to be issued.

CROWDVEST SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

NOTE B – CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2019.

NOTE C - NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $7,845, which was $2,845 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was 0.02 to 1.0.

NOTE D – INDEMNIFICATIONS

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

NOTE E – RELATED PARTY

The Company has a service agreement with a Related Party to provide rental space and utilities on a monthly basis at $500 per month. The Member contributed $3,000 in capital in 2019.

NOTE F – CONCENTRATION

The Company had no concentrations in 2019.

NOTE G – GOING CONCERN

It is the plan of the Company's ownership to continue to fund the Company for the foreseeable future. The Company will have income as business dictates, projected to be within 24 months.

SUPPLEMENTAL INFORMATION

CROWDVEST SECURITIES, LLC
Schedule I - Computation Of Net Capital Under Rule 15c3-1
Of The Securities And Exchange Commission Act of 1934
December 31, 2019

Members' equity per Statement of Financial Condition	$	12,424
Less: Nonallowable assets		
Prepaid expenses		(4,579)
Haircuts on marketable securities		-
Net Capital	$	7,845
Aggregate indebtedness - items included in financial statements	$	161
Basic net capital requirement	$	5,000
Excess net capital	$	2,845
Percentage of aggregate indebtedness to net capital		2%
Net capital as reported in Company's Part II (unaudited)		
FOCUS Report as of December 31, 2019:	$	7,845
Audit adjustments:		-
Net capital as of December 31, 2019	$	7,845

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2019.
See report of independent registered public accounting firm.

CROWDVEST SECURITIES, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule, and was in compliance with the conditions of the exemption at December 31, 2019.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule, and was in compliance with the conditions of the exemption at December 31, 2019.

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
CATHERINE LUNDGREN MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Crowdvest Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report for year ended December 31, 2019, in which (1) Crowdvest Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Crowdvest Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provisions) and (2) Crowdvest Securities, LLC stated that Crowdvest Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Crowdvest Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Crowdvest Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Olathe, Kansas
February 28, 2020

CROWDVEST SECURITIES LLC

Assertions Regarding Exemption Provisions

We, as members of management of Crowdvest Securities, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2019 through December 31, 2019.

Crowdvest Securities, LLC

By:

 PRESIDENT

Frank Lardino, President